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SECURITIES ... ON
W... 03014155

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 46834

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Blaylock & Partners, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

609 Fifth Avenue
(No. and Street)

New York (City) | New York (State) | 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John B. Mullin (212) 715-6633
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) | New York (City) | New York (State) | 10036-2714 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

SEC MAIL PROCESSING RECEIVED FEB 2 8 2003 WASH. D.C. SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED
MAR 1 3 2003
THOMSON FINANCIAL

OATH OR AFFIRMATION

I, John B. Mullin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blaylock & Partners, L.P., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SATYDRA Y. WILLIAMS
Notary Public, State of New York
No. 01WI5058565 New York
Qualified In Kings County
Commission Expires 4-2006

Satydra Y. Williams
Notary Public

John B. Mullin
Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLAYLOCK & PARTNERS, L.P.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2002

BLAYLOCK & PARTNERS, L.P.

CONTENTS

85 Livingston Avenue
Roseland, New Jersey 07068-1785
973-994-6666/Fax 973-994-0337
www.rkco.com

New York • Beverly Hills • San Francisco • Dallas • Walnut Creek, CA • Roseland, NJ • Cayman Islands

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Partners
Blaylock & Partners, L.P.

We have audited the accompanying statement of financial condition of Blaylock & Partners, L.P. (the "Partnership") as of December 31, 2002. This statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Blaylock & Partners, L.P. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

New York, New York
February 5, 2003

BLAYLOCK & PARTNERS, L.P.

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS		
Cash and cash equivalents	$	16,109,902
Receivable from clearing broker		1,421,743
Commissions, fees and other receivables		3,262,100
Securities owned, at market value		101,169,002
Interest receivable		1,083,257
Equipment and leasehold improvements, net		900,278
Other assets		682,664
	$	124,628,946
LIABILITIES AND PARTNERS' CAPITAL		
Liabilities		
Securities sold, not yet purchased, at market value	$	91,658,657
Accounts payable and accrued expenses		3,480,142
		95,138,799
Liabilities subordinated to claims of general creditors		27,500,000
Commitments and contingencies		
Partners' capital		
General partner (820.0 units outstanding)		(543,139)
Limited partner (271.9 Class A units outstanding)		2,533,286
Total partners' capital		1,990,147
	$	124,628,946

See accompanying notes to financial statements.

1. Organization and nature of operations

Blaylock & Partners, L.P. (the "Partnership") is a minority and woman-owned business distributing and underwriting equity and taxable fixed-income securities to institutional investors, with expertise in mortgage-backed, asset-backed, government agency, corporate and equity securities with offices located in New York, New York, Atlanta, Georgia and Boston, Massachusetts. The Partnership also receives commissions from agency transactions in equity securities and provides investment banking services. Blaylock General, L.P. is the general partner ("General Partner") of the Partnership and American General Annuity Insurance Company is the sole limited partner ("Limited Partner"). The Partnership is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

The Partnership is a registered Futures Commission Merchant (FCM) and a Commodities Trading Advisor (CTA). The Partnership has not conducted any activities as an FCM or CTA to date.

2. Summary of significant accounting policies

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks and a money market account.

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased are recorded at market value. Market value is generally based on quoted market prices. If quoted market prices are not available, or if liquidating the Partnership's position is reasonably expected to impact market prices, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments, valuation pricing models or other methods as determined by management. Securities sold, not yet purchased are collateralized by securities owned and the receivable from clearing broker.

Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. The Partnership provides for depreciation and amortization on the straight-line method as follows:

Assets	**Estimated Useful Life**
Computer equipment and software	3-5 Years
Furniture and fixtures	7 Years
Leasehold improvements	Term of lease

2. Summary of significant accounting policies (continued)

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related income and expenses are recorded on the trade-date.

Investment Banking Revenues

Investment banking revenues include fees, net of syndication expenses, arising from securities offerings in which the Partnership acts as an underwriter or agent. Investment banking revenues also include fees earned for providing financial advisory services. These revenues are recorded in accordance with the terms of the investment banking agreements.

Income Taxes

As a partnership, no provision for federal and state income taxes is required as each partner is responsible for reporting their share of the Partnership's income or loss on their income tax returns. The Partnership is subject to the New York City Unincorporated Business Tax.

In accordance with the partnership agreement, the Partnership must distribute sufficient cash to the partners to cover their estimated tax liabilities from aggregate Partnership taxable income. For the year ended December 31, 2002, no such distributions will be made as the Partnership incurred aggregate taxable losses.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Securities owned, and securities sold, not yet purchased, at market value

Details of securities owned and securities sold, not yet purchased at December 31, 2002 are as follows:

	Securities Owned	Securities Sold, not yet Purchased
Corporate bonds	$ 19,270,121	$ 1,012,110
U.S. government and U.S. government agency obligations	81,253,781	90,646,547
Equity securities	645,100	
	$ 101,169,002	$ 91,658,657

4. Equipment and leasehold improvements

Details of equipment and leasehold improvements at December 31, 2002 are as follows:

Computer equipment and software	$ 837,220
Furniture and fixtures	468,308
Leasehold improvements	406,653
	1,712,181
Less accumulated depreciation and amortization	811,903
	$ 900,278

5. Liabilities subordinated to claims of general creditors

At December 31, 2002, the Partnership has two subordinated loan agreements with its Limited Partner which were in accordance with agreements approved by the NASD. The terms of the subordinated loan agreements are as follows:

$7,500,000 loan agreement maturing on June 30, 2005 and bearing interest at 10% per annum.

$20,000,000 revolving loan agreement maturing on June 11, 2004 and bearing interest at 10% per annum. At December 31, 2002, $20,000,000 was outstanding under the revolving loan agreement.

The total interest expense on all subordinated borrowings for the year ended December 31, 2002 was approximately $1,389,000 of which approximately $375,000 was accrued at December 31, 2002 and is included in accounts payable and accrued expenses.

6. Related party transactions

At December 31, 2002, commissions, fees and other receivables includes $175,000 of loans receivable, bearing interest at 10.75% which are due on demand from a partner of the General Partner and a $1,000,000 loan receivable, bearing interest at 10.75%, which is due on demand from the General Partner. Interest receivable includes approximately $358,000 related to these loans and interest income related to these loans amounted to approximately $165,000 for the year ended December 31, 2002.

7. Commitments and contingencies

At December 31, 2002, the Partnership is obligated under leases for office space which expire through April 2011 and a sublease for office space which expires in October 2005. These leases provide for increases in operating expenses over base year amounts.

Approximate future aggregate annual rental payments under the leases are as follows:

Year ending December 31,	
2003	$ 1,268,000
2004	1,198,000
2005	1,198,000
2006	993,000
2007	890,000
Thereafter	2,965,000
	$ 8,512,000

Rent expense for the year ended December 31, 2002 approximated $1,556,000.

In the normal course of business, the Partnership has been named as a defendant in various matters. In one of the matters, the plaintiff's counsel offered to settle the case for $99,000, however, the Partnership has rejected this offer and has made a counteroffer to settle the case for $30,000 which is included in accounts payable and accrued expenses. The management of the Partnership believes that the resolution of these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Partnership.

8. Exemption from Rule 15c3-3

The Partnership is exempt from the SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

9. Off-balance sheet risk

Pursuant to a clearance agreement, the Partnership introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Partnership has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Partnership and must maintain, at all times, net capital of not less than $250,000. In accordance with industry practice and regulatory requirements, the Partnership and the clearing broker monitor collateral on the customers' accounts. In addition, the receivable from clearing broker is pursuant to the clearance agreement.

9. Off-balance sheet risk (continued)

In the normal course of business, the Partnership's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Partnership to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss.

10. Concentration of credit risk

The Partnership maintains its cash in financial institutions, which at times, may exceed federally insured limits. The Partnership has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

11. Net capital requirement

The Partnership, as a member of the NASD, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. The Partnership is also subject to the CFTC's minimum financial requirements which require that the Partnership maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. At December 31, 2002, the Partnership's net capital was approximately $23,454,000 which was approximately $23,204,000 in excess of its required net capital of $250,000.